Exhibit 99.1

Index to Consolidated Financial Statements

SOPHiA GENETICS SA

Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Loss

(Amounts in USD thousands, except per share data)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
Revenue	4,5	$10,359	$7,168	$29,513	$20,565
Cost of revenue		(3,815)	(2,901)	(11,122)	(7,764)
Gross profit		6,544	4,267	18,391	12,801
Research and development costs		(7,655)	(5,021)	(20,220)	(13,417)
Selling and marketing costs		(7,706)	(4,066)	(20,161)	(13,204)
General and administrative costs		(11,689)	(4,617)	(28,546)	(12,141)
Other operating income, net		4	6	56	(139)
Operating loss		(20,502)	(9,431)	(50,480)	(26,100)
Finance expense, net		(263)	(1,039)	(1,128)	(2,726)
Loss before income taxes		(20,765)	(10,470)	(51,608)	(28,826)
Income tax benefit (expense)		(478)	4	(693)	(32)
Loss for the period		(21,243)	(10,466)	(52,301)	(28,858)
Attributable to the owners of the parent		$(21,243)	$(10,466)	$(52,301)	$(28,858)
Loss per share
Basic and diluted loss per share	7	$(0.35)	$(0.24)	$(1.00)	$(0.71)

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Comprehensive Loss

(Amounts in USD thousands)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Loss for the period	$(21,243)	$(10,466)	$(52,301)	$(28,858)
Other comprehensive loss:
Items that may be reclassified to loss (net of tax)
Currency translation differences	(2,993)	2,305	(7,714)	2,505
Total items that may be reclassified to loss	$(2,993)	$2,305	$(7,714)	$2,505
Other comprehensive income (loss) for the period	$(2,993)	$2,305	$(7,714)	$2,505
Total comprehensive loss for the period	$(24,236)	$(8,161)	$(60,015)	$(26,353)
Attributable to owners of the parent	$(24,236)	$(8,161)	$(60,015)	$(26,353)

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Balance Sheet

(Amounts in USD thousands)

		(Unaudited)
	Notes	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents		$209,990	$74,625
Term deposits and short-term investments		70,566	22,720
Accounts receivable, net	6	7,948	6,363
Inventory		4,502	3,384
Prepaids and other current assets		7,819	2,602
Total current assets		300,825	109,694
Non-current assets
Property and equipment, net		4,045	1,772
Intangible assets, net		14,331	13,282
Right-of-use assets	9	11,536	3,767
Deferred tax asset		1,623	2,114
Other non-current assets		2,558	1,486
Total non-current assets		34,093	22,421
Total assets		$334,918	$132,115
Liabilities and equity
Current liabilities
Accounts payable		$8,759	$5,907
Accrued expenses		12,641	9,081
Deferred contract revenue		4,742	2,642
Current portion of borrowings	10	—	2,873
Current portion of lease liabilities	9	1,388	1,036
Other current liabilities		227	48
Total current liabilities		27,757	21,587
Non-current liabilities
Deferred contract revenue, net of current portion		134	142
Borrowings, net of current portion	10	—	457
Lease liabilities, net of current portion	9	11,562	2,883
Defined benefit pension liabilities		5,293	5,158
Other non-current liabilities		477	1,378
Total non-current liabilities		17,466	10,018
Total liabilities		45,223	31,605
Equity
Share capital		3,328	2,460
Share premium		470,887	227,429
Other reserves		5,460	8,300
Accumulated deficit		(189,980)	(137,679)
Total equity		289,695	100,510
Total liabilities and equity		$334,918	$132,115

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Changes in Equity

(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of January 1, 2021		47,955,700	$2,460	$227,429	$8,300	$(137,679)	$100,510
Loss for the period			—	—	—	(52,301)	(52,301)
Other comprehensive loss			—	—	(7,714)	—	(7,714)
Total comprehensive loss			—	—	(7,714)	(52,301)	(60,015)
Share-based compensation	11		—	—	4,874	—	4,874
Transactions with owners
Share options exercised		1,271,290	69	4,458	—	—	4,527
Sale of ordinary shares in initial public offering, net of transaction costs	12	13,000,000	710	210,953	—	—	211,663
Sale of ordinary shares in greenshoe offering, net of transaction costs	12	519,493	28	8,460	—	—	8,488
Sale of ordinary shares in private placement, net of transaction costs	12	1,111,111	61	19,587	—	—	19,648
As of September 30, 2021		63,857,594	$3,328	$470,887	$5,460	$(189,980)	$289,695

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of July 1, 2021		49,226,990	$2,529	$231,887	$5,415	$(168,737)	$71,094
Loss for the period			—	—	—	(21,243)	(21,243)
Other comprehensive loss			—	—	(2,993)	—	(2,993)
Total comprehensive loss			—	—	(2,993)	(21,243)	(24,236)
Share-based compensation	11		—	—	3,038	—	3,038
Transactions with owners			—
Sale of ordinary shares in initial public offering, net of transaction costs	12	13,000,000	710	210,953	—	—	211,663
Sale of ordinary shares in greenshoe offering, net of transaction costs	12	519,493	28	8,460	—	—	8,488
Sale of ordinary shares in private placement, net of transaction costs	12	1,111,111	61	19,587	—	—	19,648
As of September 30, 2021		63,857,594	$3,328	$470,887	$5,460	$(189,980)	$289,695

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of January 1, 2020		38,319,760	$1,947	$119,227	$(581)	$(98,340)	$22,253
Loss for the period			—	—	—	(28,858)	(28,858)
Other comprehensive income			—	—	2,505	—	2,505
Total comprehensive loss			—	—	2,505	$(28,858)	$(26,353)
Share-based compensation	11		—	—	994	—	994
Transactions with owners
Share options exercised		105,000	5	341	—	—	346
Issue of share capital, net of transaction costs		9,316,940	496	107,147	—	—	107,643
As of September 30, 2020		47,741,700	$2,448	$226,715	$2,918	$(127,198)	$104,883

	Notes	Shares	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As of July 1, 2020		44,089,240	$2,250	$183,937	$203	$(116,732)	$69,658
Loss for the period			—	—	—	(10,466)	(10,466)
Other comprehensive income			—	—	2,305	—	2,305
Total comprehensive loss			—	—	2,305	(10,466)	(8,161)
Share-based compensation	11		—	—	410	—	410
Transactions with owners
Issue of share capital, net of transaction costs		3,652,460	198	42,778	—	—	42,976
As of September 30, 2020		47,741,700	$2,448	$226,715	$2,918	$(127,198)	$104,883

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Interim Condensed Consolidated Statement of Cash Flows

(Amounts in USD thousands)

(Unaudited)

		Nine months ended September 30,
	Notes	2021	2020
Operating activities
Loss before tax		$(51,608)	$(28,826)
Adjustments for non-monetary items
Depreciation		1,595	1,310
Amortization		785	437
Interest expense		2,297	901
Interest income		(13)	(89)
Gain on TriplePoint success fee	8,10	(430)	—
Expected credit loss allowance		(657)	546
Share-based compensation	11	4,874	994
Intangible assets write-off		—	218
Movements in provisions, pensions, and government grants		1,221	732
Research tax credit		(413)	(565)
Working capital changes
(Increase) decrease in accounts receivable		(1,168)	1,904
(Increase) decrease in prepaids and other current assets		(5,519)	925
Increase in inventory		(1,326)	(62)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		8,111	(322)
Cash used in operating activities
Income tax refund received		90	150
Interest paid		(368)	(739)
Interest received		9	88
Net cash flows used in operating activities		(42,520)	(22,398)
Investing activities
Purchase of property and equipment		(2,532)	(270)
Acquisition of intangible assets		(132)	(300)
Capitalized development costs		(2,530)	(1,830)
Proceeds upon maturity of term deposits and short-term investments		10,968	—
Purchase of term deposits and short-term investments		(61,421)	—
Net cash flow used in investing activities		(55,647)	(2,400)
Financing activities
Proceeds from exercise of share options		4,527	346
Proceeds from issuance of share capital, net of transaction costs		—	107,643
Proceeds from initial public offering, net of transaction costs	12	211,907	—
Proceeds from greenshoe, net of transaction costs	12	8,488	—
Proceeds from private placement, net of transaction costs	12	19,648	—
Payment of TriplePoint success fee	8,10	(2,468)	—
Proceeds from borrowings	10	—	15,646
Repayments of borrowings	10	(3,167)	(14,183)
Payments of principal portion of lease liabilities		(715)	(728)
Net cash flow provided in financing activities		238,220	108,724
Increase in cash and cash equivalents		140,053	83,926
Effect of exchange differences on cash balances		(4,688)	2,539
Cash and cash equivalents at beginning of the period		74,625	18,069
Cash and cash equivalents at end of the period		$209,990	$104,534

The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Company information

General information

SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a limited liability healthcare technology company, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

As of September 30, 2021, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L	Italy

Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.

On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.

On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

All intercompany transactions and balances have been eliminated in consolidation.

The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on November 10, 2021.

Basis of preparation

Compliance with International Financial Reporting Standards

These unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2021, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.

Accounting policies

The significant accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2020, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Income tax expense

Taxes on income in the interim periods are accrued using the tax rates that would be applicable to the expected annual profit or loss of each of the Company entities.

Post-employment defined benefit plan expense

Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year.

Designated cash

In July 2021, the Company designated $30 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. The Company expects to continue to designate this cash balance for this sole use under the current D&O Policy.

New standards, amendments to standards and interpretations not yet adopted

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Company and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

Critical estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual consolidated financial statements under “Critical estimates and judgements”.

Going concern basis

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Translation of foreign currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Group’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

Historical cost convention

The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.

Share split

On June 30, 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Initial public offering

In July 2021, the Company completed its initial public offering (IPO) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced on at market open on July 23, 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was $211.7 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the private placement, net of offering expenses, was $19.6 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was $8.5 million.

2. Fair Value

As of September 30, 2021, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:

•	Cash and cash equivalents

•	Term deposits and short-term investments

•	Accounts receivable, net

•	Other non-current assets—lease deposits and lease receivable

•	Accounts payable

•	Lease liabilities

•	Borrowings

The carrying amount for derivatives is at fair value. All term deposits and short-term investments were classified as level 1 investments as of September 30, 2021 and December 31, 2020, respectively.

In the nine months ended September 30, 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.

3. Financial Risk Management

In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e., foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2020. There have been no significant changes in financial risk management since year-end.

4. Segment Reporting

The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

An analysis of revenue by customer location is presented below (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
France	$1,668	$1,597	$5,521	$4,354
Italy	1,609	723	4,343	2,160
United States	1,126	695	2,899	1,928
Spain	972	529	2,838	1,570
Turkey	935	313	1,919	851
Austria	406	348	1,399	902
Brazil	498	357	1,083	1,252
United Kingdom	341	270	1,046	774
Germany	320	283	1,005	874
Switzerland	306	276	1,000	1,298
Other	2,178	1,777	6,460	4,602
Total revenue	$10,359	$7,168	$29,513	$20,565

5. Revenue

Revenue streams

The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
SOPHiA platform	$10,151	$6,750	$28,713	$19,618
Workflow equipment and services	208	418	800	947
Total revenue	$10,359	$7,168	$29,513	$20,565

Contract assets and liabilities

The timing of revenue recognition and billings can result in accrued contract revenue and deferred contract costs, which are presented within prepaid and other current assets in the unaudited interim condensed consolidated balance sheet.

Accrued contract revenue

As of September 30, 2021, and December 30, 2020, accrued contract revenue was $0.5 million and $0.3 million, respectively. The Company recorded no loss allowance related to the accrued contract revenue as of September 30, 2021 and December 2020, respectively.

Deferred contract costs

As of September 30, 2021, and December 30, 2020, deferred contract costs were $0.1 million and less than $0.1 million, respectively.

6. Accounts receivables

The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	September 30, 2021	December 31, 2020
Accounts receivable	$9,267	$8,877
Lease receivable	261	150
Allowance for expected credit losses	(1,580)	(2,664)
Net accounts receivable	$7,948	$6,363

The following table provides a roll-forward of the allowance for expected credit losses for the nine months ended September 30, 2021, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2021	2020
As of January 1	$2,664	$1,831
Increase	881	826
Reversals	(1,571)	(284)
Write-off	(298)	—
Currency translation differences	(96)	81
As of September 30	$1,580	$2,454

As of September 30, 2021, the Company’s largest customer balance represented 15% and 5% of accounts receivable as of September 30, 2021, and December 31, 2020, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $4.6 million and $4.5 million as of September 30, 2021, and December 31, 2020, respectively.

7. Loss per share

Share data have been revised retrospectively to give effect to the share split explained in Note 1, “Basis of preparation - Share split” and “Basis of presentation – Initial Public Offering”.

The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss for the three and nine months ended September 30, 2021, and 2020, respectively (in USD thousands, except shares and loss per share):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss attributed to shareholders	$(21,243)	$(10,466)	$(52,301)	$(28,858)
Weighted average number of shares in issue	60,172,641	44,406,845	52,415,936	40,545,497
Basic and diluted loss per share	$(0.35)	$(0.24)	$(1.00)	$(0.71)

For the three and nine months ended September 30, 2021, and 2020, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans (Note 11 - “Share-based compensation”) is not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.

8. TriplePoint success fee

In the third quarter of 2021, the Company incurred material changes in its other current liabilities from the repayment of the success fee payable to TriplePoint Capital LLC (“TriplePoint”). The success fee became due upon an initial public offering of the Company or a sale of the Company. The Company’s IPO in July 2021 triggered the success fees to become due. The approach used to determine the fair value of the derivative was based on a Monte Carlo simulation and accounted for as embedded derivative.

The following table presents the loss recognized by the Company on the derivative associated with the TriplePoint loan (in USD thousands):

2021
As of January 1	$1,024
Loss on derivative	1,444
For the period ended September 30	$2,468

The Company recognized a gain of $0.3 million and a loss of $1.4 million to finance income (expense) on the Interim Condensed Consolidated Statement of Loss for the three and nine months ended September 30, 2021. The Company recognized a loss of less than $0.1 million and $0.2 million for the three and nine months ended September 30, 2020. In September 2021, the Company successfully negotiated a $0.4 million reduction of the success fee to $2.5 million from $2.9 million. The Company paid the $2.5 million success fee in September 2021.

9. Leases

Rolle office

On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 38,750 square feet with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company will gain access to 7,535 square feet on January 1, 2022 and the remaining 19,375 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. They are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a right-of-use (”ROU”) asset of $7.7 million and a lease liability of $8.5 million. The difference between the ROU and lease liability of $0.8 million is driven by lease incentives and expected restoration costs.

Boston office

On August 9, 2021, the Company entered into a 40-month new lease for office space in Boston, Massachusetts to support the expansion of the Company’s growth in the United States. The lease in total is for approximately 9,192 square feet. The expected lease commitments resulting from this contract are $0.5 million a year starting in 2022 through the end of the lease in 2024. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a right-of-use asset of $1.2 million and a lease liability of $1.4 million. The difference between the ROU and lease liability of $0.2 million is driven by lease incentives.

10. Borrowings

The following is the activity of the Company’s borrowings for the nine months ended September 30, 2021 the year ended December 31, 2020, respectively (in USD thousands):

Borrowings
January 1, 2021	$3,330
Principal repayments	(3,167)
Transfer to deferred government grant income	39
Interest accrued	50
Interest paid	(170)
Currency translation differences	(82)
September 30, 2021	$—

January 1, 2020	$3,838
New borrowing proceeds	15,839
Principal repayments	(16,529)
Transfer to deferred government grant income	(163)
Interest accrued	513
Interest paid	(435)
Currency translation differences	267
December 31, 2020	3,330
Current	2,873
Non-current	457
Total	$3,330

$6.0 million (EUR 5.2 million) 9.75% loan

On June 18, 2018, the Company signed the Plain English Growth Capital Loan Agreement with TriplePoint. The Company issued a Plain English Growth Capital Promissory Note and received a loan of $6.0 million (EUR 5.2 million). The purpose of the loan was to finance the acquisition of Interactive Biosoftware (“IBS”), a company based in France. The loan bore an annual interest of 9.75% (Prime Rate plus 4.75%), and the Company agreed to pay a terminal amount of $0.4 million (EUR 0.3 million) equal to 6.25% of this Promissory Note, on June 1, 2021 (end of term payment). This 3-year borrowing was payable in monthly installments with principal repayments starting as of January 1, 2019. The loan was subject to a number of general covenants. The interest expense was calculated by applying the effective interest rate method to the initial fair value of the loan and to the actual cash outflows resulting from the payment of interest and repayment of the principal. The loan was subsequently carried at amortized cost.

In addition, the Company agreed to pay to TriplePoint a success fee upon an initial public offering of the Company or a sale of the Company. The obligation to make this success fee payment has been accounted for as an embedded derivative. In September 2021, the Company paid the TriplePoint success fee.

The loan was repaid early, on November 16, 2020, at an amount equivalent to the principal, plus both the interest accrued at the nominal amount up to the date of repayment and the terminal payment.

COVID loans

During 2020, the Company took advantage of financing opportunities put in place by governments in jurisdictions where it has its affiliates in order to support businesses during the spread of the COVID-19 pandemic.

The following loans were granted:

•	On March 26, 2020, SOPHiA GENETICS SA was granted a $0.5 million (CHF 0.5 million) loan from Credit Suisse maturing on March 26, 2025. This loan carried an interest of 0% and was scheduled to be repaid in eight equal semi-annual installments starting on September 26, 2021. The Company repaid this loan early on March 26, 2021, using cash on hand.

•	On May 29, 2020, SOPHiA GENETICS SAS was granted a $1.6 million (EUR 1.4 million) loan from Credit Agricole Pyrénées Gascogne maturing on May 31, 2021. This loan carried an interest rate of 0% and was subject to a 0.25% state guarantee fee. It was repaid on maturity.

•	On May 29, 2020, SOPHiA GENETICS SA was granted a $1.0 million (CHF 1.0 million) loan from Credit Suisse maturing on January 31, 2021. This loan carried an interest rate of 1.175% and was repaid on maturity.

Credit Suisse loan

On April 1, 2021, the Company entered into a credit agreement (the “Credit Facility”) with Credit Suisse that provides for maximum borrowings of up to $3.3. million (EUR 2.7 million). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for next generation sequencing (“NGS”) purposes. As of the date of these unaudited condensed interim consolidated financial statements, the Group had no borrowings outstanding under the Credit Facility.

During the period since January 1, 2020, the Company has not been subject to any externally imposed capital requirements.

11. Share-based compensation

Share data have been revised to give effect to the share split explained in note 1, “Basis of preparation - Share split”.

The plans

The Company has three share option plans: the Incentive Share Option Plan launched in September 2013 (“the 2013 ISOP”), the 2019 Incentive Share Option Plan launched in March 2019 (“the 2019 ISOP”), and the 2021 Equity Incentive Plan (“the 2021 EIP”) launched in June 2021. Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares. Under the 2021 EIP, the Company can grant restricted stock units (“RSUs”) which represent the right to receive ordinary shares upon meeting specific vesting requirements. RSUs are able to be granted to directors, executives, and employees.

The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.

On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. Additionally, the Board instituted a black-out period, irrespective of a successful IPO or public listing of the Company, in which no options could be exercised from May 1, 2021 to January 19, 2022, and to accelerate the vesting of options that would otherwise vest during that period.

The Company assessed the amendment to the 2019 ISOP and concluded it resulted in a modification. As such, the Company assessed the valuation of the options immediately prior to and subsequently after the modification. As a result of the modification, the Company incurred an additional expense of $0.1 million and $0.2 million for the three months and nine months ended September 30, 2021.

Stock Options

The expense recognized for services received for the three and nine months ended September 30, 2021, is $3.1 million and $4.9 million, respectively.

The expense recognized for the services received for the three and nine months ended September 30, 2020, is $0.4 million and $1.0 million, respectively.

2013 ISOP

Activity for the nine months ended September 30, 2021, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2021	1,751,560	$3.10	6.39
Exercised	(892,020)	3.00	—
September 30, 2021	859,540	$2.75	5.33

Activity for the nine months ended September 30, 2020, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2020	2,026,560	$2.95	7.36
Exercised	(96,000)	2.85	—
September 30, 2020	1,930,560	$2.88	6.61

2019 ISOP

Activity for the nine months ended September 30, 2021, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2021	1,972,500	$4.22	7.70
Granted	1,369,000	8.75	9.37
Forfeited	(65,000)	5.20	—
Exercised	(379,250)	4.00	—
September 30, 2021	2,897,250	$5.80	7.95

Activity for the nine months ended September 30, 2020, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2020	679,000	$4.02	9.63
Granted	1,093,000	4.00	9.56
Forfeited	(47,500)	4.00	—
Exercised	(9,000)	4.00	—
September 30, 2020	1,715,500	$4.00	9.32

2021 EIP

Activity for the nine months ended September 30, 2021, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
January 1, 2021	—	$—	—
Granted	1,542,227	18.00	9.81
September 30, 2021	1,542,227	$18.00	9.81

Share options outstanding at nine months ended September 30, 2021

2013 ISOP

Options outstanding as of September 30, 2021, under the 2013 ISOP expire between 2021 and 2029.

2019 ISOP

Options outstanding as of September 30, 2021, under the 2019 ISOP expire between 2029 and 2031.

2021 EIP

Options outstanding as of September 30, 2021, under the 2021 EIP expire in 2031.

Measuring the cost of share options

The fair value of the options under both plans is measured at each grant date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September 2020, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction.

The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The key inputs used in the valuation model, for the stock options granted in the three and nine months ended September 30, are outlined below. They relate to the 2019 ISOP and 2021 EIP, respectively, as no grants have been made under the 2013 ISOP since 2019.

2019 ISOP

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Share price at grant date (in USD)	$—	$4.61	$5.59	$4.13 - $4.61
Expected life of share options (years)	—	5.83	6.05 - 6.19	5.67 - 6.43
Expected volatility	—%	41.00%	41.26% - 41.45%	39.86% - 43.56%
Risk free interest rate	—%	(0.66)%	(0.63)% - (0.48)%	(0.80)% - (0.55)%
Dividend yield (%)	—%	—%	—%	—%

2021 EIP

	Three months ended September 30,	Nine months ended September 30,
	2021	2021
Share price at grant date (in USD)	$18.00	$18.00
Expected life of share options (years)	7.00	7.00
Expected volatility	41.60%	41.60%
Risk free interest rate	1.02%	1.02%
Dividend yield (%)	—%	—%

The price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:

•	By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.

•	On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.

The weighted average fair value of options granted during the nine months ended September 30 was (in USD):

	2021	2020
2019 ISOP	$2.12	$1.74
2021 EIP	$7.90	$—

Movements in the share-based compensation reserve were as follows (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Beginning of the period	$4,784	$1,859	$2,948	$1,589
Movement in the period	3,038	410	4,874	994
Total	$7,822	$2,269	$7,822	$2,583

Restricted Stock Units

As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the nine months ended September 30, 2021, the Company issued 282,593 RSU under the 2021 plan. Under the terms of the 2021 plan, 227,038 of the RSUs issued are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 55,555 of the RSUs issued are subject to vesting upon the Company’s Annual General Meeting. The activity for the nine months ended September 30 was as follows:

	Shares	Weighted-average grant date fair value per share
Unvested as of January 1, 2021	—	$—
Granted	282,593	$18.00
Unvested as of September 30, 2021	282,593	$18.00

Commitment to grant options to CEO on IPO

In addition to the options granted, as set out above, the Board committed on November 29, 2018 to award to the CEO 300,000 share options, if the Company completed an IPO that valued the Company at a minimum of $1.0 billion. No other terms and conditions were specified, although it was assumed that the strike price would be equal to the IPO share price and that there could be further vesting conditions in terms of service beyond the IPO date.

On March 25, 2021, the Board formally clarified the conditions of this commitment to grant options to the CEO upon an IPO. Specifically, the Board set the grant date as November 29, 2018, set the strike price at $3.33 (CHF 3.15), confirmed the condition of an IPO that valued the Company at a minimum of $1 billion and set the life of the option at five years. On the basis of these terms, the award was valued as of that date at $0.3 million. This value will not be updated at a later date as all terms and conditions of the award were approved. The expense of $0.3 million will be recognized when it becomes probable that an IPO that values the Company at a minimum of $1.0 billion will occur before November 29, 2023. The Company recognized less than $0.1 million and $0.2 million for the three and nine months ended September 30, 2021, related to the Company’s IPO in July 2021.

12. Initial Public Offering

On July 27, 2021, the Company completed its IPO in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced at market open on July 23, 2021. The Company completed the IPO of 13,000,000 common shares, at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The IPO resulted in gross proceeds of $234.0 million. The Company incurred an estimated $22.3 million in issuance costs associated with the IPO, resulting in net proceeds of $211.7 million.

Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare. Gross proceeds from the private placement, before deducting estimated expenses payable, were $20 million. The Company incurred $0.4 million of issuance costs, resulting in net proceeds of $19.6 million.

On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share. The greenshoe resulted in additional gross proceeds of $9.4 million. The Company incurred an additional $0.9 million of additional issuance costs, resulting in net proceeds of $8.5 million. With the addition of the underwriters’ option to purchase additional shares, the total number of shares sold in the Company’s IPO increased to 13,519,493 shares for aggregate gross proceeds, before deducting underwriting discounts and commissions and estimated fees and offering expenses, of $243.4 million.

As a result of the IPO, the Company paid a success fee related to the TriplePoint loan (Note 8 – TriplePoint success fee).

Immediately prior to the completion of the Company’s IPO and current with the private placement, the Company’s outstanding preferred shares converted on a one-to-one basis into ordinary shares.

13. Related party transactions

Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.

Key management personnel are comprised of four Executive Officers and Directors and five Non-Executive Directors as of September 30, 2021. Key management personnel are comprised of four Executive Officers and Directors and four Non-Executive Directors as of September 30, 2020.

Compensation for key management and non-executive directors recognized during the period comprised (in USD thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and other short-term employee benefits	$389	$229	$1,241	$685
Pension costs	23	13	57	39
Share-based compensation expense	2,373	296	3,639	687
Other compensation	63	24	153	60
Total	$2,848	$562	$5,090	$1,471

On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from $4.22 (CHF 4.00) to $3.33 (CHF 3.15). The Company calculated the fair value of these options using the same approach as that used to value share options granted since September 2020, which resulted in an increase of $0.1 million. This incremental cost is now being recognized as an expense over the period from March 25, 2021, until the end of the vesting period of the original grant.

On March 25, 2021, the Board also clarified the terms of an award made to the CEO on November 29, 2018. This award is conditional on the achievement by November 29, 2023, of a successful IPO that values the Company at a minimum of $1.0 billion. Further details of the award and its accounting treatment are set out in Note 11, “Share-based compensation”.

14. Events after the reporting date

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were available to be issued. There were no material subsequent events.